UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2014

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter 2014 Results and Declares Quarterly Dividend,” dated May 6, 2014.

Exhibit

1.	Press Release dated May 6, 2014

Exhibit 1

Textainer Group Holdings Limited

Reports First-Quarter Results and Declares

Quarterly Dividend

•	Lease rental income increased 6.6 percent from the prior year to $120.7 million;

•	Adjusted net income(1) of $59.1 million for the quarter, which included a $22.7 million discrete income tax benefit following the completion of an IRS examination;

•	Declared a quarterly dividend of $0.47 per share;

•	Continued our strong pace of expansion with more than $284 million of capex during the quarter;

•	Increased total fleet size by 8.6 percent year-over-year and the percentage of the total fleet that is owned by 4.3 percent over last year to 76 percent; and

•	Achieved average utilization of 94.4 percent during the quarter and 94.7 percent currently.

HAMILTON, Bermuda – (BUSINESS WIRE) – May 6, 2014 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, reported first-quarter 2014 results.

“Our first quarter results marked a solid start to the year. Lease rental income grew by 7 percent year over year to $121 million due to our larger owned fleet,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “We saw a good start to the first quarter with a pick-up in demand and an improvement in lease terms in January. Demand softened in February after the Chinese New Year but picked up again in March.

“Rental rates remain under pressure. New container prices fell from around $2,300 in January to around $2,100 currently and used container prices continued to decline, down approximately 25 percent from the year ago quarter. Adjusted EBITDA(1) of $103.4 million was negatively affected by lower utilization and gains on container sales due to the declines in used container prices.

“We invested more than $284 million during the quarter, purchasing more than 143,000 TEU including new containers, PLBs and a container fleet we had previously managed. Our fleet size has grown by 8.6 percent over the past 12 months to over 3 million TEU,” concluded Mr. Brewer.

Business Highlights:

•	Textainer acquired 30,000 TEU of standard dry freight containers from our managed fleet in January 2014 for $35 million, increasing the owned percentage of the total fleet to approximately 76 percent, the highest percentage in Company history;

•	The Company reduced its funding costs by 50 basis points year-over-year. Subsequent to the end of the quarter the Company announced a $500 million term loan to refinance the debt in its oldest asset-backed trust, Textainer Marine Containers Limited (“TMCL”). This term loan will further lower Textainer’s funding costs and free up cash to be used for additional container purchases or other purposes; and

•	Beginning in 2014, Textainer will calculate earnings and profits under U.S. federal income tax principles for purposes of determining whether distributions to shareholders exceed the Company’s current and accumulated earnings and profits, which will cause some or all of Textainer’s 2014 distributions to be treated as a return of capital by U.S. shareholders.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q1 QTD
	2014	2013	% Change
Total revenues	$135,422	$128,763	5.2%
Income from operations	$64,340	$76,070	-15.4%
Net income attributable to Textainer Group Holdings Limited common shareholders	$59,649	$48,334	23.4%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$1.05	$0.85	23.5%
Adjusted net income(1)	$59,104	$46,122	28.1%
Adjusted net income per diluted common share(1)	$1.04	$0.81	28.4%
Adjusted EBITDA(1)	$103,412	$108,540	-4.7%
Average fleet utilization	94.4%	95.7%	-1.4%
Total fleet size at end of period (TEU)	3,049,244	2,808,690	8.6%
Owned percentage of total fleet at end of period	76.4%	73.3%	4.3%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps, collars and caps, net and related impact of reconciling item on net income attributable to the noncontrolling interest (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized gains on interest rate swaps, collars and caps, net, income tax (benefit) expense, net income attributable to the NCI, depreciation expense and container impairment, amortization expense and related impact of reconciling items on net income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Effective January 1, 2014, we began reporting utilization including containers on direct financing and sales-type leases. We previously reported utilization only for containers under operating leases but, as direct financing and sales-type leases become a more significant part of our business, we believe that including these containers provides a better indication of the utilization of our total fleet and makes our calculation comparable with some of our public competitors. Accordingly, utilization for the three months ended March 31, 2013 was revised to include direct financing and sales-type leases to conform to the current presentation.

First-Quarter Results:

Textainer’s first-quarter financial results benefited from higher revenue due to an increase in the average size of the owned container fleet. The Company’s higher revenue for the first quarter was offset by an increase in depreciation expense due to the larger owned fleet, lower gains on sale of containers, net and higher direct container expense due to lower utilization and a larger fleet size. The first-quarter financial results included a one-time $22.7 million discrete income tax benefit following the completion of an IRS examination. Excluding this one-time discrete income tax benefit, adjusted net income(1) decreased 21.1 percent from the prior year quarter.

Dividend

On April 29, 2014, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on Textainer’s issued and outstanding common shares, payable on May 28, 2014 to shareholders of record as of May 16, 2014.

“Each quarter our board evaluates our dividend taking into account the investment needed for growth opportunities available to us, returns inherent in those opportunities and our long-term funding needs,” commented Mr. Brewer. “Our current dividend level reflects our comfort with the stability of our business and our strong cash flow, and enables us to balance investing for growth with providing an attractive return to shareholders. The Board will continue to evaluate this strategy each quarter, keeping in mind the desire to deliver strong total shareholder return.”

Outlook

“Container demand in April exceeded February and March combined. However, we believe that some of the demand in April was related to a desire by shippers to ship their cargo prior to new freight rate increases taking effect at the start of May. We continue to operate in a very competitive environment. Yields on new container lease-outs and used container prices are at their lowest levels of the last several years, resulting in lower returns and gains on sale of trading and in-fleet containers,” commented Mr. Brewer. “With 84 percent of our fleet subject to long-term and finance leases and less than 4 percent of our total fleet subject to long-term leases that will expire this year, we predict utilization will remain at or near its current level. We also expect to continue to see purchase leaseback opportunities, but the market remains very competitive.”

“On the financing front, our new term loan will further reduce our funding costs and free up cash to be used for additional container purchases or other purposes. Funding costs have declined 50 basis points compared to the prior year quarter. Interest expense during the second quarter will include the write-off of approximately $6.5 million of unamortized debt issuance costs related to TMCL’s refinanced debt. Having refinanced our debt facilities, we believe we are well positioned for 2014 with a conservative 2.3 times leverage ratio and access to additional financing, if needed, to provide operational flexibility.”

“We are cautiously optimistic that we will continue to see increased seasonal demand through the end of the second quarter and into the third quarter. We do not expect new container prices to increase and believe used container prices will continue to decline or stabilize. Even though we expect shipping lines to rely on lessors for more than half of their container needs in 2014, container rental rates will remain under pressure due to the easy access to financing for all container lessors no matter their size and to the quick turn-around times at most container factories. Assuming the pick-up in demand we are currently seeing continues through the traditional third quarter seasonal peak, we expect our normalized performance to show a quarter-to-quarter improvement.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, May 6, 2014 to discuss Textainer’s first quarter 2014 results. An archive of the Webcast will be available one hour after the live call through May 6, 2015. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 37094031. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. Textainer has more than 2 million containers, representing more than 3 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees, sells containers to more than 1,200 customers and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s prediction that utilization will remain at or near its current level; (ii) Textainer’s expectation that it will continue to see purchase leaseback opportunities; (iii) Textainer’s belief that it is well positioned for 2014 with a conservative 2.3 times leverage ratio and access to additional financing, if needed, to provide operational flexibility; (iv) Textainer’s belief that it will continue to see increased seasonal demand through the end of the second quarter and into the third quarter; (v) Textainer’s expectation that new container prices will not increase and that used container prices will continue to decline or stabilize; (vi) Textainer’s expectation that shipping lines will rely on lessors for more than half of their container needs in 2014 and that container rental rates will remain under pressure due to the easy access to financing for all container lessors no matter their size and to the quick turn-around times at most container factories; and (viii) Textainers expectation that its normalized performance will show a quarter-to-quarter improvement assuming the pick-up in demand that it is currently seeing continues through the traditional third quarter seasonal peak. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2014.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months Ended March 31, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2014		2013

Revenues:
Lease rental income		$120,654		$113,227
Management fees		4,401		5,283
Trading container sales proceeds		6,840		2,793
Gains on sale of containers, net		3,527		7,460

Total revenues		135,422		128,763

Operating expenses:
Direct container expense		12,282		9,004
Cost of trading containers sold		7,075		2,465
Depreciation expense and container impairment		40,415		32,683
Amortization expense		953		1,087
General and administrative expense		6,699		6,437
Short-term incentive compensation expense		695		687
Long-term incentive compensation expense		1,558		1,080
Bad debt expense (recovery), net		1,405		(750)

Total operating expenses		71,082		52,693

Income from operations		64,340		76,070

Other income (expense):
Interest expense		(22,189)		(21,629)
Interest income		30		38
Realized losses on interest rate swaps and caps, net		(2,022)		(2,390)
Unrealized gains on interest rate swaps, collars and caps, net		516		2,287
Other, net		(7)		(19)

Net other expense		(23,672)		(21,713)

Income before income tax and noncontrolling interest		40,668		54,357
Income tax benefit (expense)		20,305		(4,541)

Net income		60,973		49,816
Less: Net income attributable to the noncontrolling interest	(1,324)		(1,482)

Net income attributable to Textainer Group Holdings Limited common shareholders	$59,649		$48,334

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.05		$0.86
Diluted	$1.05		$0.85

Weighted average shares outstanding (in thousands):
Basic	56,648		56,228
Diluted	57,030		56,955

Other comprehensive income:
Foreign currency translation adjustments		31		(97)

Comprehensive income		61,004		49,719
Comprehensive income attributable to the noncontrolling interest		(1,324)		(1,482)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$59,680		$48,237

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2014 and December 31, 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$90,515	$120,223
Accounts receivable, net of allowance for doubtful accounts of $16,030 and $14,891 in 2014 and 2013, respectively	90,226	91,967
Net investment in direct financing and sales-type leases	70,956	64,811
Trading containers	12,709	13,009
Containers held for sale	30,876	31,968
Prepaid expenses	17,792	19,063
Deferred taxes	1,508	1,491

Total current assets	314,582	342,532
Restricted cash	56,615	63,160
Containers, net of accumulated depreciation of $592,794 and $562,456 at 2014 and 2013, respectively	3,342,396	3,233,131
Net investment in direct financing and sales-type leases	232,994	217,310
Fixed assets, net of accumulated depreciation of $8,548 and $8,286 at 2014 and 2013, respectively	1,700	1,635
Intangible assets, net of accumulated amortization of $32,141 and $31,188 at 2014 and 2013, respectively	28,147	29,157
Interest rate swaps, collars and caps	1,519	1,831
Other assets	18,312	20,227

Total assets	$3,996,265	$3,908,983

Liabilities and Equity
Current liabilities:
Accounts payable	$7,085	$8,086
Accrued expenses	9,208	9,838
Container contracts payable	56,703	22,819
Deferred revenue and other liabilities	338	345
Due to owners, net	10,210	12,775
Bonds payable	161,315	161,307

Total current liabilities	244,859	215,170
Revolving credit facilities	870,734	860,476
Secured debt facilities	880,600	808,600
Bonds payable	796,568	836,901
Interest rate swaps, collars and caps	3,166	3,994
Income tax payable	6,075	16,050
Deferred taxes	5,591	19,166
Other liabilities	3,053	3,132

Total liabilities	2,810,646	2,763,489

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,656,322 and 56,450,580 at 2014 and 2013, respectively	564	564
Additional paid-in capital	369,694	366,197
Accumulated other comprehensive income	100	69
Retained earnings	764,016	730,993

Total Textainer Group Holdings Limited shareholders’ equity	1,134,374	1,097,823
Noncontrolling interest	51,245	47,671

Total equity	1,185,619	1,145,494

Total liabilities and equity	$3,996,265	$3,908,983

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three Months Ended March 31, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013

Cash flows from operating activities:
Net income	$60,973	$49,816

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	40,415	32,683
Bad debt expense (recovery), net	1,405	(750)
Unrealized gains on interest rate swaps, collars and caps, net	(516)	(2,287)
Amortization of debt issuance costs and accretion of bond discount	2,951	2,743
Amortization of intangible assets	953	1,087
Amortization of deferred revenue	—	(674)
Gains on sale of containers, net	(3,527)	(7,460)
Share-based compensation expense	1,826	1,255
Changes in operating assets and liabilities	(26,905)	(6,106)

Total adjustments	16,602	20,491

Net cash provided by operating activities	77,575	70,307

Cash flows from investing activities:
Purchase of containers and fixed assets	(180,412)	(229,419)
Proceeds from sale of containers and fixed assets	31,180	26,737
Receipt of payments on direct financing and sales-type leases, net of income earned	16,218	12,386

Net cash used in investing activities	(133,014)	(190,296)

Cash flows from financing activities:
Proceeds from revolving credit facilities	68,840	136,978
Principal payments on revolving credit facilities	(58,582)	(3,981)
Proceeds from secured debt facilities	90,000	30,000
Principal payments on secured debt facilities	(18,000)	(12,500)
Principal payments on bonds payable	(40,398)	(32,874)
Decrease in restricted cash	6,545	359
Issuance of common shares upon exercise of share options	601	1,221
Excess tax benefit from share-based compensation awards	1,070	2,065
Capital contributions from noncontrolling interests	2,250	975
Dividends paid	(26,626)	(25,313)

Net cash provided by financing activities	25,700	96,930

Effect of exchange rate changes	31	(97)

Net decrease in cash and cash equivalents	(29,708)	(23,156)
Cash and cash equivalents, beginning of the year	120,223	100,127

Cash and cash equivalents, end of period	$90,515	$76,971

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months Ended March 31, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months ended March 31, 2014 and 2013, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax (benefit) expense, net income attributable to the noncontrolling interest (“NCI”), depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps, collars and caps, net and the related impact of reconciling item on net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized gains on interest rate swaps, collars and caps, net and the related impact of reconciling item on net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized gains on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended March 31,
	2014	2013
	(Dollars in thousands)
	(Unaudited)

Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$59,649	$48,334
Adjustments:
Unrealized gains on interest rate swaps, collars and caps, net	(516)	(2,287)
Impact of reconciling item on net income attributable to the noncontrolling interests	(29)	75

Adjusted net income	$59,104	$46,122

Reconciliation of adjusted net income per diluted common share:

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$1.05	$0.85
Adjustments:
Unrealized gains on interest rate swaps, collars and caps, net	(0.01)	(0.04)
Impact of reconciling item on net income attributable to the noncontrolling interests	—	—

Adjusted net income per diluted common share	$1.04	$0.81

	Three Months Ended March 31,
	2014	2013
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$59,649	$48,334
Adjustments:
Interest income	(30)	(38)
Interest expense	22,189	21,629
Realized losses on interest rate swaps and caps, net	2,022	2,390
Unrealized gains on interest rate swaps, collars and caps, net	(516)	(2,287)
Income tax (benefit) expense	(20,305)	4,541
Net income attributable to the noncontrolling interest	1,324	1,482
Depreciation expense and container impairment	40,415	32,683
Amortization expense	953	1,087
Impact of reconciling items on net income attributable to the noncontrolling interests	(2,289)	(1,281)

Adjusted EBITDA	$103,412	$108,540

Net cash provided by operating activities	$77,575	$70,307
Adjustments:
Bad debt expense (recovery), net	(1,405)	750
Amortization of debt issuance costs and accretion of bond discount	(2,951)	(2,743)
Amortization of deferred revenue	—	674
Gains on sale of containers, net	3,527	7,460
Share-based compensation expense	(1,826)	(1,255)
Interest income	(30)	(38)
Interest expense	22,189	21,629
Realized losses on interest rate swaps and caps, net	2,022	2,390
Income tax (benefit) expense	(20,305)	4,541
Changes in operating assets and liabilities	26,905	6,106
Impact of reconciling items on net income attributable to the noncontrolling interests	(2,289)	(1,281)

Adjusted EBITDA	$103,412	$108,540

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2014

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer